

April 5, 2024

Tamar Goldstein
General Counsel
Kimmeridge Energy Management Company, LLC
15 Little West 12th Street, 4th Floor
New York, NY 10014

> **Re: Kimmeridge Energy Management Company, LLC**
> **SilverBow Resources, Inc.**
> **PREC14A filed March 29, 2024 filed by Kimmeridge Energy Management**
> **Company, LLC**
> **File No. 001-08754**

Dear Tamar Goldstein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Defined terms used herein have the same meaning as in your proxy statement.

PREC14A filed March 29, 2024

General

1. We note the Schedule 13D filing made by Kimmeridge on September 23, 2022. Please advise us as to why such filing was made one month after August 23, 2022, the date on which Kimmeridge appears to have delivered a term sheet to SilverBow regarding a business combination between SilverBow and an affiliate of Kimmeridge, rather than within 10 days of such date, as then required by Section 13(d) of the Exchange Act and Rule 13d-1 thereunder.

2. Notwithstanding that Kimmeridge appears to have delivered the term sheet on August 23, 2022, Item 4 of the Schedule 13D does not reference such term sheet and states (emphasis added): "The Reporting Person *may* consider, explore and/or develop plans and/or make proposals (whether preliminary or firm) with respect to, among other things, the matters

set forth above, potential changes in the Issuer's operations, management, organizational documents, the composition of the Board, ownership, capital or corporate structure, dividend policy, and strategy and plans of the Issuer." Please advise regarding the accuracy of such disclosure and how the disclosure in Item 4 of the Schedule 13D satisfies the disclosure standards set forth in Item 4.

3. Refer to Item 10 of the Schedule 13G filed by Kimmeridge on August 10, 2022. According to the checkbox on the cover page, the Schedule 13G appears to have been filed pursuant to Rule 13d-1(b). However, the certification provided in Item 10 is for statements filed pursuant to Rule 13d-1(c). Please advise.

4. We note that Kimmeridge may have presented a proposal to the Company to remove Leland Jourdan, as the replacement for former director Christoph Majeske, from the Board. Such proposal appears in the Company's proxy statement as proposal 8 but has not been included in your proxy statement. Please advise.

5. Refer to the incumbent company directors listed on the proxy card. Mr. Ellisor's name appears to be spelled incorrectly. Please revise.

Proposal 1: Election of Directors, page 7

6. Item 7(b) of Schedule 14A and corresponding Item 401(e)(1) of Regulation S-K require disclosure of a nominee's complete history of principal occupations and employment, without gaps, for the past five years. Provide such disclosure regarding Mr. Brooks and Ms. Minyard.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Blake Grady at 202-551-8573 or David Plattner at 202-551-8094.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions